Westpac Banking Corporation
Level 18, 275 Kent Street
Sydney, NSW, 2000

ASX RELEASE

14 August 2025

Pillar 3 Report as at 30 June 2025

Westpac Banking Corporation ("Westpac") today provides the attached Pillar 3 Report (June 2025).

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

PILLAR 3 REPORT

JUNE 2025

Incorporating the requirements of APS 330

Westpac Banking Corporation ABN 33 007 457 141



Acknowledgement of Indigenous Peoples

Westpac acknowledges the First Peoples of Australia. We recognise their ongoing role as Traditional Owners of the land and waters of this country and pay our respects to Elders, past and present. We extend our respect to Westpac's Aboriginal and Torres Strait Islander employees, partners and stakeholders and to the Indigenous Peoples in the other locations where we operate.

In Aotearoa (New Zealand) we also acknowledge tāngata whenua and the unique relationship that Indigenous Peoples share with all New Zealanders under Te Tiriti o Waitangi.

Structure of Pillar 3 Report

In this report references to 'Westpac', 'WBC', 'Westpac Group', 'the Group', 'we', 'us' and 'our' are to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

In this report, unless otherwise stated or the context otherwise requires, references to 'dollars', 'dollar amounts', '$', 'AUD' or 'A$' are to Australian dollars. References to 'US$', 'USD' or 'US dollars' are to United States dollars, references to 'NZ$', 'NZD' or 'NZ dollars' are to New Zealand dollars, references to 'GBP' are to British Pound Sterling, references to 'EUR' are to European Euro, references to 'SGD' are to Singapore dollars and references to 'JPY' are Japanese Yen.

Any discrepancies between totals and the sum of components in tables contained in this report are due to rounding.

In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority's (APRA) implementation of Basel III.

Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. Information on those websites owned by Westpac is current as at the date of this report. Except as required by law, we assume no obligation to revise or update those websites after the date of this report. We are not in a position to verify information on websites owned and/or operated by third parties.

Westpac Banking Corporation ABN 33 007 457 141

PILLAR 3 REPORT

INTRODUCTION

Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by the Australian Prudential Regulation Authority (APRA). APRA has accredited Westpac to use the Advanced Internal Ratings-Based Approach (A-IRB) for credit risk and the Standardised Measurement Approach (SMA) for operational risk.

In accordance with Australian Prudential Standard 330 Public Disclosure (APS 330), Westpac is required to disclose prudential information about its risk management practices. The frequency of information is provided on a quarterly, semi-annual or annual basis in accordance with the requirements of the Basel Committee on Banking Supervision (and as amended by APRA).

In addition to this report, the regulatory disclosures section of the Westpac website[1] contains the reporting requirements for capital instruments under paragraph 37 of APS 330 and CCA: Main features of regulatory capital instruments.

Capital instruments disclosures are updated when:

- A new capital instrument is issued that will form part of regulatory capital; or
- A capital instrument is redeemed, converted into Common equity tier 1 (CET1) capital, written off, or its terms and conditions are changed.

APRA's revised APS 330 standard

APRA's revised APS 330 became effective on 1 January 2025. Under the revised standard, Australian ADIs including Westpac, are required to comply with the Disclosure Requirements Standard issued by the Basel Committee on Banking Supervision (BCBS), subject to certain modifications specified by APRA. The revised standard was first applicable for Westpac's March 2025 Pillar 3 Report.

The standard presentation format is generally prescribed. The frequency of disclosures varies, with specific items required on a quarterly, semi-annual or annual basis.

1. http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

KEY METRICS

KM1: Key metrics[1]

This table shows Westpac's main regulatory ratios over the last five quarters.

$m		30 June 2025	31 March 2025	31 December 2024	30 September 2024	30 June 2024
	Available capital (amounts)					
1	Common Equity Tier 1 (CET1)	54,576	55,007	53,577	54,648	54,006
2	Tier 1	64,886	65,394	63,978	64,843	64,898
3	Total capital	97,410	97,136	97,289	93,538	94,264
	Risk-weighted assets (amounts)					
4	Total risk-weighted assets (RWA)	444,768	449,495	451,401	437,430	451,722
4a	Total risk-weighted assets (pre-floor)	444,768	449,495	451,401	437,430	451,722
	Risk-based capital ratios as a percentage of RWA					
5	CET1 ratio (%)	12.27%	12.24%	11.87%	12.49%	11.96%
5b	CET1 ratio (%) (pre-floor ratio)	12.27%	12.24%	11.87%	12.49%	11.96%
6	Tier 1 ratio (%)	14.59%	14.55%	14.17%	14.82%	14.37%
6b	Tier 1 ratio (%) (pre-floor ratio)	14.59%	14.55%	14.17%	14.82%	14.37%
7	Total capital ratio (%)	21.90%	21.61%	21.55%	21.38%	20.87%
7b	Total capital ratio (%) (pre-floor ratio)	21.90%	21.61%	21.55%	21.38%	20.87%
	Additional CET1 buffer requirements as a percentage of RWA					
8	Capital conservation buffer requirement (%)	3.75%	3.75%	3.75%	3.75%	3.75%
9	Countercyclical buffer requirement (%)	0.84%	0.84%	0.84%	0.84%	0.84%
10	Bank G-SIB and/or D-SIB additional requirements (%)	1.00%	1.00%	1.00%	1.00%	1.00%
11	Total of bank CET1 specific buffer requirements (%) (row 8 + row 9 + row 10)	5.59%	5.59%	5.59%	5.59%	5.59%
12	CET1 available after meeting the bank's minimum capital requirements (%)	7.77%	7.74%	7.37%	7.99%	7.46%
	Basel III Leverage ratio					
13	Total Basel III leverage ratio exposure measure	1,263,823	1,257,700	1,252,495	1,222,950	1,207,100
14	Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)	5.13%	5.20%	5.11%	5.30%	5.38%
	Liquidity Coverage Ratio (LCR)[a]					
15	Total high-quality liquid assets (HQLA)	179,984	182,824	170,880	172,722	172,570
16	Total net cash outflow	134,500	134,930	130,767	129,915	133,190
17	LCR ratio (%)	134%	135%	131%	133%	130%
	Net Stable Funding Ratio (NSFR)					
18	Total available stable funding	775,219	767,463	758,481	736,202	736,162
19	Total required stable funding	681,331	666,726	673,583	654,798	651,107
20	NSFR ratio (%)	114%	115%	113%	112%	113%

a. LCR disclosures are based on quarterly averages.

Level 1 Capital Adequacy Ratios

	30 June 2025	31 March 2025	31 December 2024	30 September 2024	30 June 2024
CET1 ratio (%)	12.34%	12.50%	12.06%	12.69%	12.07%
CET1 ratio (%) (pre-floor ratio)	12.34%	12.50%	12.06%	12.69%	12.07%
Tier 1 ratio (%)	14.89%	15.04%	14.59%	15.25%	14.71%
Tier 1 ratio (%) (pre-floor ratio)	14.89%	15.04%	14.59%	15.25%	14.71%
Total capital ratio (%)	23.01%	22.89%	22.77%	22.53%	21.87%
Total capital ratio (%) (pre-floor ratio)	23.01%	22.89%	22.77%	22.53%	21.87%

1. The KM1 key metrics reflects the application of expected credit loss accounting under AASB 9 Financial Instruments.

KEY METRICS

LEVEL 2 CET1 CAPITAL RATIO MOVEMENT FOR THE QUARTER ENDED 30 JUNE 2025


12.24%
43bps
(59bps)
15bps
5bps
(1bp)
12.27%
Mar-25
Net profit
Dividends
RWA movement
Capital deductions and other items
Capital return
Jun-25

The Level 2 CET1 capital ratio was 12.27% at 30 June 2025, 3 basis points higher than 31 March 2025. Key movements included:

- Third quarter 2025 net profit: 43 basis points increase;
- Payment of the 2025 interim ordinary dividend: 59 basis points reduction;
- Risk weighted assets (RWA) movement: 15 basis points increase due to non-credit RWA decrease partly offset by credit RWA increase;
- Capital deductions and other items: 5 basis points increase mainly due to lower capitalised software and capitalised expenditure balances and other reserve movements; and
- Capital return: 1 basis point reduction due to on market share buybacks.

RWA movement for the quarter ended 30 June 2025

$m	30 June 2025	31 March 2025	% Mov't
Credit risk[a,b]	357,083	353,233	1
Market risk	10,206	8,478	20
Interest rate risk in the banking book	29,021	39,263	(26)
Operational risk	48,458	48,521	-
Total	**444,768**	**449,495**	**(1)**

a. Includes counterparty credit risk, credit valuation adjustment, securitisation exposures in the banking book and settlement risk.
b. Includes a $1 billion APRA RWA overlay pending rectification of the usage of a customer risk grade proxy on a small sub-set of non-retail exposures.

Total RWA decreased by 1.1% to $444.8 billion compared to 31 March 2025 largely due to the decrease in non-credit RWA.

Credit RWA increased by $3.9 billion. Key movements included:

- A $6.7 billion increase from higher lending primarily in Corporate;
- A $0.6 billion increase from foreign currency translation impacts from the depreciation of the AUD against the NZD, partly offset by the appreciation of the AUD against the USD; and
- A $3.5 billion decrease from model updates, methodology and policy changes and other data refinements mainly in RBNZ regulated entities and Other Retail.

Non-credit RWA decreased by $8.6 billion compared to 31 March 2025. Key movements included:

- IRRBB RWA: $10.2 billion decrease from:
  - A $5.6 billion decrease in repricing and yield curve, basis and optionality risk in line with underlying banking book positions; and
  - A $4.6 billion decrease due to lower interest rates resulting in the regulatory embedded gain rising to $7.7 billion.
- Market RWA: $1.7 billion increase mainly from higher market risk exposures.

Tier 2 capital movement for the quarter ended 30 June 2025

Westpac issued $1.5 billion of Tier 2 capital instruments over the quarter. The impact of these transactions was an increase in the total regulatory capital ratio of approximately 34 basis points. In addition, foreign currency revaluations reduced Tier 2 capital mainly due to the appreciation of the AUD against the USD.

Domestic systemically important banks (D-SIBs), including Westpac, have a total capital requirement of 18.25% from 1 January 2026. At 30 June 2025, Westpac's total regulatory capital ratio was 21.90%, well above this total capital requirement.

Leverage ratio

The leverage ratio represents the percentage of Tier 1 capital relative to the Exposure Measure[1]. At 30 June 2025, Westpac's leverage ratio was 5.13%, down 7 basis points from 31 March 2025. The ratio remains well above APRA's regulatory minimum requirement of 3.5%. The decrease in the leverage ratio is mainly due to an increase in total exposures mostly from higher lending and lower Tier 1 capital following the payment of the 2025 interim ordinary dividend.

APRA has announced changes to banks' capital requirements with effect from 1 January 2027, as outlined in the Capital Overview section. This includes changes to CET1, Tier 1, total capital and the leverage ratio.

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter ended 30 June 2025 was 134% (31 March 2025: 135%), well above the regulatory minimum of 100%. The decrease in the ratio was due to lower average holding of liquid assets.

Net Stable Funding Ratio (NSFR)

Westpac had an NSFR of 114% as of 30 June 2025 (31 March 2025: 115%) and continues to be above the regulatory minimum of 100%. The decrease in the ratio was due to a net increase in required stable funding.

1. As defined under Attachment D of APS 110: Capital Adequacy.

GROUP STRUCTURE

APRA applies a tiered approach to measuring Westpac's capital adequacy[1] by assessing financial strength at three levels:

- Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single 'Extended Licensed Entity' (ELE) for the purposes of measuring capital adequacy;
- Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and
- Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac's financial strength on a Level 2 basis[2].

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.


Level 1
Westpac Banking Corporation
Offshore Branches and Extended Licensed Entities
Westpac New Zealand Limited
Other Banking & Financial Entities
Level 2
Funds Management, Non-Financial operations, Special Purpose Entities and Insurance
Level 3

Accounting consolidation[3]

The consolidated financial statements incorporate the assets and liabilities of all entities including structured entities controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the 'Group'. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

- Acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;
- Non-financial (commercial) operations;
- Special purpose entities to which assets have been transferred in accordance with the requirements of APS 120 Securitisation; or
- Insurance.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities.

1. APS 110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.
2. Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.
3. Refer to Note 29 of Westpac's 2024 Annual Report for further details.

Subsidiary banking entities

Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by, among others, the Reserve Bank of New Zealand (RBNZ) for prudential purposes. WNZL uses both A-IRB and Standardised methodologies for credit risk and the SMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG Limited and Westpac Europe GMBH. For the purposes of determining Westpac's capital adequacy, subsidiary banking entities are consolidated at Level 2.

Customer operations

Westpac is one of Australia's leading providers of banking and certain financial services, operating under multiple brands in Australia and in New Zealand, with a small presence in Europe, North America and Asia. Westpac provides banking products and services through its digital and online channels, supported by a branch and ATM network, contact centres and relationship and product managers.

Restrictions and major impediments on the transfer of funds or regulatory capital within the Group

Certain subsidiary banking and trustee entities are subject to specific and local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. Dividends and capital are repatriated in line with the Group's policy subject to subsidiary Board approval and local regulations.

Intra-group exposure limits

Exposures to related entities are managed within the prudential limits prescribed by APRA in APS 222 Associations with Related Entities[1]. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA's prudential limits, is designed to reduce the potential for unacceptable contagion risk.

RBNZ capital review[2]

The RBNZ capital adequacy framework, which came into effect on 1 October 2021, increases on a phased basis CET1, Tier 1 capital and total capital requirements to 13.5%, 16% and 18% of RWA respectively by 1 July 2028.

On 31 March 2025, the RBNZ announced that it intends to conduct a review of the capital settings applicable to New Zealand incorporated deposit takers (including WNZL). RBNZ has stated the review will be conducted to allow for any changes to be signalled prior to the capital requirement increase scheduled for 1 July 2026.

1. For the purposes of APS 222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent 'related entities'. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.
2. WNZL's references to CET1, AT1 and other capital measures are subject to RBNZ's specific requirements and may not align with Australian requirements or definitions in the Glossary.

CAPITAL OVERVIEW

Capital management strategy

Westpac's capital management strategy is reviewed on an ongoing basis, including through an annual Internal Capital Adequacy Assessment Process (ICAAP). Key considerations include:

- Regulatory capital minimums together with the capital conservation buffer and countercyclical capital buffer are the Total CET1 Requirement. The Total CET1 Requirement for D-SIBs, including Westpac, is at least 10.25%[1];
- Strategy, business mix and operations and contingency plans;
- Perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
- A stress testing framework that tests our resilience under a range of adverse economic scenarios.

The Board has determined a target CET1 operating capital range of between 11.0% and 11.5%, in normal operating conditions.

APRA announcement to phase out Additional Tier 1 (AT1) capital as eligible bank capital

On 8 July 2025 APRA released a consultation paper on implementing the phase out of AT1 capital instruments. This included changes to APRA's prudential and reporting frameworks resulting from the removal of AT1 capital. Under the revisions large internationally active banks such as Westpac will replace 1.5% of AT1 capital with 1.25% of Tier 2 capital and 0.25% of CET1 capital. The total CET1 requirement, including regulatory buffers, will increase from 10.25% to 10.50%. There is no overall increase in total capital requirements for banks.

APRA has also proposed changes to the leverage ratio, which will see the leverage ratio calculation based on CET1 capital rather than Tier 1 capital. Should the changes be implemented as proposed, this will result in a reduction in the reported leverage ratio. The minimum leverage ratio of 3.5% is proposed to remain unchanged.

APRA intends to finalise changes to the relevant prudential standards in 2025, with the updated framework coming into effect from 1 January 2027. In addition, from this date, existing AT1 capital instruments would be eligible to be included as Tier 2 capital, until their first scheduled call date. All existing AT1 capital instruments issued by an Australian bank would reach their first scheduled call date by 2032 at the latest.

1. Noting that APRA may apply higher CET1 requirements for an individual ADI.

OV1: Overview of Risk Weighted Assets (RWA)

This table presents an overview of Westpac's RWA and minimum capital requirements by risk type and approach.

		RWA		Minimum capital requirements
$m		30 June 2025	31 March 2025	30 June 2025
1	**Credit risk (excluding counterparty credit risk)**	**336,419**	**333,097**	**26,914**
2	Of which: standardised approach (SA)	24,069	24,576	1,926
3	Of which: foundation internal ratings-based (F-IRB) approach	31,670	31,626	2,534
4	Of which: supervisory slotting approach	11,477	11,402	918
5	Of which: advanced internal ratings-based (A-IRB) approach	269,203	265,493	21,536
6	**Counterparty credit risk (CCR)**	**9,348**	**8,896**	**748**
7	Of which: standardised approach for counterparty credit risk	8,475	8,086	678
9	Of which: other CCR	873	810	70
10	**Credit valuation adjustment (CVA)**	**2,764**	**3,326**	**221**
15	**Settlement risk**	**11**	**74**	**1**
16	**Securitisation exposures in banking book**	**8,541**	**7,840**	**683**
18	Of which: securitisation external ratings-based approach (SEC-ERBA)	3,489	3,421	279
19	Of which: securitisation standardised approach (SEC-SA)	5,052	4,419	404
20	**Market risk**	**10,206**	**8,478**	**816**
21	Of which: standardised approach (SA)	1,364	1,214	109
22	Of which: internal model approach (IMA)	8,842	7,264	707
AU20a[a]	**Interest rate risk in the banking book**	**29,021**	**39,263**	**2,322**
23	**Capital charge for switch between trading book and banking book**	**n/a**	**n/a**	
24	**Operational risk**[b]	**48,458**	**48,521**	**3,876**
25	**Amounts below the thresholds for deduction (subject to 250% risk weight)**	**-**	**-**	
26	Output floor applied	72.5%	72.5%	
27	Floor adjustment (before application of transitional cap)	-	-	
28	**Floor adjustment (after application of transitional cap)**	**-**	**-**	
29	**Total (1 + 6 + 10 + 15 + 16 + 20 + AU20a + 23 + 24 + 25 + 28)**	**444,768**	**449,495**	**35,581**

a. Line items with designations of AU are APRA's specific amendments.
b. Includes $500 million capital overlay related to Court Enforceable Undertaking with APRA to remediate weaknesses in Westpac's culture, governance and accountability.

CAPITAL OVERVIEW

Summary of Credit Risk

The following table provides a summary of credit risk and counterparty risks by asset classes to assist users of the report as the information is disaggregated across a number of tables under current BCBS disclosure requirements.

	EAD post CRM and post CCF			RWA			Non-performing	
$m	Credit risk	Counterparty credit risk	Total	Credit risk	Counterparty credit risk	Total	Exposures	ECL Accounting provisions
As at 30 June 2025								
Subject to A-IRB approach								
Corporate[a]	167,101	5,345	172,446	90,435	2,262	92,697	2,293	702
Residential Mortgages	562,516	-	562,516	117,697	-	117,697	4,938	463
SME Retail	26,852	-	26,852	16,454	-	16,454	1,183	194
Qualifying Revolving Retail	14,279	-	14,279	4,040	-	4,040	112	44
Other Retail	1,966	-	1,966	2,504	-	2,504	67	35
Subject to F-IRB approach								
Large Corporate	38,953	3,445	42,398	19,341	1,312	20,653	148	85
Sovereign	151,439	2,918	154,357	2,120	126	2,246	-	-
Financial Institutions	26,147	19,514	45,661	10,209	5,067	15,276	70	17
Total IRB approach	**989,253**	**31,222**	**1,020,475**	**262,800**	**8,767**	**271,567**	**8,811**	**1,540**
Specialised Lending	5,606	490	6,096	4,268	359	4,627	-	-
Standardised	25,936	5,846	31,782	21,737	222	21,959	379	79
RBNZ Regulated Entities	131,576	-	131,576	47,614	-	47,614	1,067	159
Securitisation	42,399	-	42,399	8,541	-	8,541		
Settlement risk			1			11		
Credit valuation adjustment						2,764		
Total credit risk	**1,194,770**	**37,558**	**1,232,329**	**344,960**	**9,348**	**357,083**	**10,257**	**1,778**
As at 31 March 2025								
Subject to A-IRB approach								
Corporate[a]	158,590	5,251	163,841	86,177	1,945	88,122	2,179	666
Residential Mortgages	558,279	-	558,279	116,954	-	116,954	5,283	488
SME Retail	27,078	-	27,078	16,531	-	16,531	1,131	181
Qualifying Revolving Retail	13,331	-	13,331	3,523	-	3,523	100	38
Other Retail	2,999	-	2,999	3,395	-	3,395	80	43
Subject to F-IRB approach								
Large Corporate	38,691	3,449	42,140	19,114	1,357	20,471	168	82
Sovereign	153,286	3,662	156,948	2,027	146	2,173	-	-
Financial Institutions	27,102	19,617	46,719	10,485	4,859	15,344	59	15
Total IRB approach	**979,356**	**31,979**	**1,011,335**	**258,206**	**8,307**	**266,513**	**9,000**	**1,513**
Specialised Lending	5,626	526	6,152	4,211	380	4,591	-	-
Standardised	26,673	6,228	32,901	22,335	209	22,544	417	107
RBNZ Regulated Entities	133,445	-	133,445	48,345	-	48,345	1,066	159
Securitisation	41,005	-	41,005	7,840	-	7,840		
Settlement risk			15			74		
Credit valuation adjustment						3,326		
Total credit risk	**1,186,105**	**38,733**	**1,224,853**	**340,937**	**8,896**	**353,233**	**10,483**	**1,779**

a. To facilitate standardisation of industry presentation, the sub asset classes of Business Lending and Property Finance have been aggregated to Corporate.

CMS1: Comparison of modelled and standardised RWA at risk level

This table provides a summary of Westpac's risk weighted assets by risk type and measurement approach, and compares it to the output floor calculated under the standardised approach.

		a	b	c	d
		RWA			
$m		RWA for modelled approaches that banks have supervisory approval to use	RWA for portfolios where standardised approaches are used	Total Actual RWA (a + b) (ie RWA which banks report as current requirements)	RWA calculated using full standardised approach (ie used in the base of the output floor)
As at 30 June 2025					
1	Credit risk (excluding counterparty credit risk)	312,350	24,069	336,419	518,119
2	Counterparty credit risk	9,126	222	9,348	19,593
3	Credit valuation adjustment		2,764	2,764	2,764
4	Securitisation exposures in the banking book	-	8,541	8,541	8,541
5	Market risk	8,842	1,364	10,206	10,206
AU5a[a]	Interest rate risk in the banking book	29,021	-	29,021	-
6	Operational risk		48,458	48,458	48,458
7	Residual RWA		11	11	11
8	**Total**	**359,339**	**85,429**	**444,768**	**607,692**
As at 31 March 2025					
1	Credit risk (excluding counterparty credit risk)	308,521	24,576	333,097	512,596
2	Counterparty credit risk[b]	8,687	209	8,896	23,308
3	Credit valuation adjustment		3,326	3,326	3,326
4	Securitisation exposures in the banking book	-	7,840	7,840	7,840
5	Market risk	7,264	1,214	8,478	8,478
AU5a[a]	Interest rate risk in the banking book	39,263	-	39,263	-
6	Operational risk		48,521	48,521	48,521
7	Residual RWA		74	74	74
8	**Total**	**363,735**	**85,760**	**449,495**	**604,143**

a. Line items with designations of AU are APRA's specific amendments.

b. Comparatives have been revised following an uplift in data quality in the current period.

CREDIT RISK MANAGEMENT

CR8: IRB - RWA flow statements of credit risk exposures under IRB

The following table provides details on the drivers of changes in credit RWA measured under the IRB approach for the quarter ended 30 June 2025.

		Quarter ended	
$m		30 June 2025	31 March 2025
1	**RWA as at end of previous reporting period**	**308,521**	**309,999**
2	Asset size	6,371	2,651
3	Asset quality	100	(238)
4	Model updates	(1,787)	-
5	Methodology and policy	(382)	(2,551)
6	Acquisitions and disposals	-	(968)
7	Foreign exchange movements	615	119
8	Other[a]	(1,088)	(491)
9	**RWA as at end of reporting period**	**312,350**	**308,521**

a. Current period movement mainly represents benefits from an uplift in data quality.

LEVERAGE RATIO

LR2: Leverage ratio common disclosure template

The table below provides a detailed breakdown of the components of the leverage ratio denominator, as well as information on the leverage ratio and minimum requirements.

$m		30 June 2025	31 March 2025
On-balance sheet exposures			
1	On-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs), but including collateral)	1,095,846	1,086,105
2	Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework	4,324	3,955
3	(Deductions of receivable assets for cash variation margin provided in derivatives transactions)	(5,236)	(4,883)
4	(Adjustment for securities received under securities financing transactions that are recognised as an asset)	-	-
5	(Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)	-	-
6	(Asset amounts deducted in determining Tier 1 capital and regulatory adjustments)	(15,916)	(15,999)
7	**Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of rows 1 to 6)**	**1,079,018**	**1,069,178**
Derivative exposures			
8	Replacement cost associated with *all* derivatives transactions (where applicable net of eligible cash variation margin, with bilateral netting and/or the specific treatment for client cleared derivatives)	8,843	9,891
9	Add-on amounts for potential future exposure associated with *all* derivatives transactions	27,275	26,513
10	(Exempted central counterparty (CCP) leg of client-cleared trade exposures)	-	-
11	Adjusted effective notional amount of written credit derivatives	7,704	4,804
12	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(7,704)	(4,804)
13	**Total derivative exposures (sum of rows 8 to 12)**	**36,118**	**36,404**
Securities financing transaction exposures			
14	Gross SFT assets (with no recognition of netting), after adjustment for sale accounting transactions	32,393	39,538
15	(Netted amounts of cash payables and cash receivables of gross SFT assets)	-	-
16	Counterparty credit risk exposure for SFT assets	2,301	1,691
17	Agent transaction exposures	-	-
18	**Total securities financing transaction exposures (sum of rows 14 to 17)**	**34,694**	**41,229**
Other off-balance sheet exposures			
19	Off-balance sheet exposure at gross notional amount	227,751	223,286
20	(Adjustments for conversion to credit equivalent amounts)	(113,758)	(112,397)
21	(Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)	-	-
22	**Off-balance sheet items (sum of rows 19 to 21)**	**113,993**	**110,889**
Capital and total exposures			
23	Tier 1 capital	64,886	65,394
24	**Total exposures (sum of rows 7, 13, 18 and 22)**	**1,263,823**	**1,257,700**
Leverage ratio			
25	Leverage ratio (including the impact of any applicable temporary exemption of central bank reserves)	5.13%	5.20%
25a	Leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves)	5.13%	5.20%
26	National minimum leverage ratio requirement	3.50%	3.50%
27	Applicable leverage buffers	-	-
Disclosure of mean values			
28	Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	32,393	39,538
29	Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	35,281	41,088
30	Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	1,263,823	1,257,700
30a	Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	1,263,823	1,257,700
31	Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	5.13%	5.20%
31a	Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	5.13%	5.20%

FUNDING AND LIQUIDITY RISK MANAGEMENT

LIQ1: Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) measures a bank's ability to meet its liquidity needs under an acute liquidity stress scenario (prescribed by APRA), measured over a 30-day time frame. LCR is calculated as high-quality liquid assets (HQLA) as a percentage of net cash outflows (NCO).

Average LCR is calculated as a simple average of the daily observations over the quarter. The number of data points used is reported in the table.

Westpac's average LCR for the quarter was 134% (31 March 2025: 135%) and continues to be above the regulatory minimum of 100% in line with the Group's liquidity risk tolerance.

The decrease in LCR for the quarter ended 30 June 2025 reflects a decrease in average liquid assets, mainly driven by a higher average growth in customer loans compared to customer deposits. Average NCOs were also lower during the quarter, mostly driven by lower wholesale funding maturities.

HQLA averaged $172.5 billion over the quarter (31 March 2025: $178.3 billion), comprising of cash and balances with central banks, Australian government and semi-government bonds. Westpac also holds other HQLA, mainly qualifying RBNZ securities.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio.

		30 June 2025		31 March 2025	
$m		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
Liquid assets, of which:					
1	High-quality liquid assets (HQLA)		172,460		178,317
	Alternative Liquid Assets (ALA)		-		-
	Reserve Bank of New Zealand (RBNZ) securities		7,524		4,507
Cash outflows					
2	Retail deposits and deposits from small business customers, of which:	377,484	32,979	369,905	33,091
3	Stable deposits	182,429	9,121	174,830	8,742
4	Less stable deposits	195,055	23,858	195,075	24,349
5	Unsecured wholesale funding, of which:	167,751	74,418	172,162	77,014
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	74,589	18,573	78,155	19,470
7	Non-operational deposits (all counterparties)	84,535	47,218	81,743	45,280
8	Unsecured debt	8,627	8,627	12,264	12,264
9	Secured wholesale funding		1,087		213
10	Additional requirements, of which:	207,527	35,908	205,068	35,962
11	Outflows related to derivative exposures and other collateral requirements	17,599	16,794	17,627	16,937
12	Outflows related to loss of funding on debt products	915	915	1,654	1,654
13	Credit and liquidity facilities	189,013	18,199	185,787	17,371
14	Other contractual funding obligations	9,987	6,793	8,191	5,613
15	Other contingent funding obligations	66,243	5,030	65,190	4,894
16	**Total Cash Outflows**		**156,215**		**156,787**
Cash inflows					
17	Secured lending (e.g. reverse repos)	10,397	-	9,738	-
18	Inflows from fully performing exposures	10,647	5,852	11,225	6,030
19	Other cash inflows	15,863	15,863	15,827	15,827
20	**Total Cash Inflows**	**36,907**	**21,715**	**36,790**	**21,857**
			Total adjusted value		Total adjusted value
21	Total HQLA		**179,984**		**182,824**
22	Total net cash outflows		**134,500**		**134,930**
23	Liquidity Coverage Ratio (%)		**134%**		**135%**
	Number of data points used		**62**		**62**

MANAGEMENT'S DECLARATION

I hereby certify that the information set out in the June 2025 Pillar 3 report has been prepared in accordance with Westpac's disclosure policy and complies with the requirements of the Australian Prudential Standards, APS 330 Public Disclosure.

Michael Rowland
Chief Financial Officer

Sydney
13 August 2025

APPENDICES

APPENDIX I – REGULATORY CAPITAL INSTRUMENTS

The table below provides the list of Westpac's regulatory capital instruments and the amounts recognised as at 30 June 2025.

$m	30 June 2025
Ordinary shares	
Ordinary shares[a]	36,440
Additional Tier 1 Capital included in Regulatory Capital	
USD AT1 securities	1,914
Westpac Capital Notes 5	1,690
Westpac Capital Notes 7	1,723
Westpac Capital Notes 8	1,750
Westpac Capital Notes 9	1,509
Westpac Capital Notes 10	1,750
Total Additional Tier 1 Capital Instruments	**10,336**
Tier 2 Capital included in Regulatory Capital	
USD 100 million Westpac Subordinated Notes	153
JPY 20,000 million Westpac Subordinated Notes	42
JPY 10,200 million Westpac Subordinated Notes	22
JPY 10,000 million Westpac Subordinated Notes	21
USD 1,500 million Westpac Subordinated Notes	2,292
AUD 185 million Westpac Subordinated Notes	185
AUD 130 million Westpac Subordinated Notes	130
USD 1,000 million Westpac Subordinated Notes	1,528
USD 1,250 million Westpac Subordinated Notes	1,910
USD 1,000 million Westpac Subordinated Notes	1,528
USD 1,500 million Westpac Subordinated Notes	2,292
AUD 1,250 million Westpac Subordinated Notes	1,250
EUR 1,000 million Westpac Subordinated Notes	1,792
USD 1,000 million Westpac Subordinated Notes	1,528
USD 1,250 million Westpac Subordinated Notes	1,910
JPY 26,000 million Westpac Subordinated Notes	276
USD 1,000 million Westpac Subordinated Notes	1,528
SGD 450 million Westpac Subordinated Notes	540
AUD 1,500 million Westpac Subordinated Notes	1,500
AUD 300 million Westpac Subordinated Notes	300
AUD 1,100 million Westpac Subordinated Notes	1,100
AUD 1,500 million Westpac Subordinated Notes	1,500
USD 750 million Westpac Subordinated Notes	1,146
AUD 650 million Westpac Subordinated Notes	650
AUD 600 million Westpac Subordinated Notes	600
AUD 500 million Westpac Subordinated Notes	500
AUD 1,000 million Westpac Subordinated Notes	1,000
USD 1,500 million Westpac Subordinated Notes	2,292
AUD 850 million Westpac Subordinated Notes	850
AUD 400 million Westpac Subordinated Notes	400
AUD 1,500 million Westpac Subordinated Notes	1,500
Total Tier 2 Capital Instruments	**32,265**

a. Net of Treasury shares

GLOSSARY

GLOSSARY

Capital Adequacy	Description
Common equity Tier 1 (CET1) capital	Comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes.
Internal Ratings-Based approach (IRB & A-IRB)	These approaches allow banks to use internal estimates of the risks of their loans as inputs into the determination of the amount of credit risk capital needed to support the organisation. In the Advanced IRB (A-IRB) approach, banks must supply their own estimates for all three credit parameters – probability of default, loss given default and exposure at default.
Leverage ratio	The leverage ratio is defined by APRA as Tier 1 capital divided by the "Exposure measure" and is expressed as a percentage. "Exposure measure" includes on-balance sheet exposures, derivatives exposures, securities financing transaction (SFT) exposures, and other off-balance sheet exposures.
Risk weighted assets (RWA)	Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (i.e. market, IRRBB and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.
Securities financing transactions (SFT)	APRA defines SFTs as "transactions such as repurchase agreements, reverse repurchase agreements, and security lending and borrowing, and margin lending transactions, where the value of the transactions depends on the market valuation of securities and the transactions are typically subject to margin agreements."
Tier 1	The sum of CET1 and Additional Tier 1 Capital (AT1). AT1 Capital comprises high quality components of capital that consists of certain securities not included in CET1, but which include loss absorbing characteristics. AT1 instruments convert into equity and absorb losses when certain triggers are met.
Total Capital	The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses when certain triggers are met.

Funding and liquidity	
Alternative Liquid Assets (ALA)	Assets that qualify for inclusion in the numerator of the LCR in jurisdictions where there is insufficient supply of HQLA.
High-quality liquid assets (HQLA)	Assets which meet APRA's criteria for inclusion as HQLA in the numerator of the LCR.
Liquidity coverage ratio (LCR)	An APRA requirement to maintain an adequate level of unencumbered high-quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%. LCR is calculated as the percentage ratio of stock of HQLA, and qualifying RBNZ securities over the total net cash out-flows in a modelled 30 day defined stressed scenario.
Maturity	The maturity date used is drawn from the contractual maturity date of the customer loans.
Net cash outflows (NCO)	Total expected cash outflows minus total expected cash inflows in the specified LCR stress scenario calculated in accordance with APRA's liquidity standard.
Net Stable Funding Ratio (NSFR)	The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI's capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI's assets and off-balance sheet activities. ADI's must maintain an NSFR of at least 100%.

Credit Risk	Description
Credit valuation adjustment (CVA) risk	The risk of mark-to-market losses related to deterioration in the credit quality of a derivative counterparty also referred to as credit valuation adjustment (CVA) risk.
Default	Refer to Non-Performing Exposures definition.
Expected credit loss (ECL)	Expected credit losses are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.
Exposure at default (EAD)	EAD is calculated at facility level and includes outstandings as well as the proportion of committed undrawn that is expected to be drawn in the event of a future default.
Non-Performing exposures	Credit default exposures, the initial recognition of which under APS 220 occurs where either one, or both, of the following has happened: • Westpac considers that the borrower is unlikely to pay its credit obligations to Westpac in full, and without recourse to actions such as realising available security; • the borrower is 90 days or more past-due on a credit obligation to Westpac.

GLOSSARY

Other	Description
AASB	Australian Accounting Standards Board
ADI	Authorised deposit-taking institutions are corporations that are authorised under the Banking Act 1959 to carry on banking business in Australia.
A-IRB	Advanced Internal Ratings-Based Approach
APRA	Australian Prudential Regulation Authority
APS	Australian Prudential Standard
ASF	Available Stable Funding
BCBS	Basel Committee on Banking Supervision
CCF	Credit Conversion Factor
CCP	Central counterparty
CCR	Counterparty Credit Risk
CRM	Credit Risk Mitigation
D-SIB	Domestic Systemically Important Bank
EL	Expected Losses
ELE	An extended licensed entity (ELE) comprises an ADI and any subsidiaries of the ADI that have been approved by APRA as being part of a single 'stand-alone' entity.
ERBA	External Rating Based Approach
F-IRB	Foundation Internal Ratings-Based Approach
G-SIB	Global Systemically Important Bank
ICAAP	Internal Capital Adequacy Assessment Process
IMA	Internal Model Approach
IRRBB	Interest Rate Risk in the Banking Book
RBNZ	Reserve Bank of New Zealand
RSF	Required Stable Funding
SA	Standardised Approach
SEC-ERBA	Securitisation External Ratings-based Approach
SEC-SA	Securitisation Standardised Approach
SMA	Standardised Measurement Approach
SME	Small and Medium Sized Enterprise
WNZL	Westpac New Zealand Limited

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report contains statements that constitute "forward-looking statements" within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac's current intent, belief or expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and liquidity and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

Words such as 'will', 'may', 'expect', 'intend', 'seek', 'would', 'should', 'could', 'continue', 'plan', 'estimate', 'anticipate', 'believe', 'probability', 'indicative', 'risk', 'aim', 'outlook', 'forecast', 'f'cast', 'f', 'assumption', 'projection', 'target,' goal', 'guidance', 'objective', 'ambition' or other similar words, are used to identify forward-looking statements. These statements reflect Westpac's current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond Westpac's control (and the control of Westpac's officers, employees, agents, and advisors), and have been made based on management's and/or the Board's current expectations or beliefs concerning future developments and their potential effect upon Westpac.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac's management or Board in connection with this report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this report.

There can be no assurance that future developments or performance will align with Westpac's expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those Westpac expects or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled 'Risk factors' in Westpac's 2025 Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others relying on information in this report should carefully consider such factors and other uncertainties and events.

Except as required by law, Westpac assumes no obligation to revise or update any forward-looking statements in this report, whether from new information, future events, conditions or otherwise, after the date of this report.

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